Exhibit (h)(ii)

EXECUTION COPY

TRANSFER AGENCY SERVICES AGREEMENT

THIS AGREEMENT is approved and ratified on January 27, 2009 by and between PNC GLOBAL INVESTMENT SERVICING (U.S.) INC., a Massachusetts corporation (“PNC”) and SPIRIT OF AMERICA INVESTMENT FUND, INC., a Maryland corporation (the “Fund”). Capitalized terms not otherwise defined shall have the meanings set forth in Appendix A.

Background

A. The Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

B. The Fund has retained PNC to serve as transfer agent, registrar, dividend disbursing agent and shareholder servicing agent since the Commencement Date to its investment portfolios listed on Exhibit A attached hereto and made a part hereof. Exhibit A attached hereto may be amended from time to time by mutual agreement of the parties in accordance with this Agreement to add or delete investment portfolios, and each investment portfolio added thereto shall be a “Portfolio” as of the date of such amendment.

Terms

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, and intending to be legally bound hereby, the parties hereto agree to the statements made in the preceding paragraphs and as follows:

1. Appointment. The Fund appoints PNC as of the Commencement Date to serve as transfer agent, registrar, dividend disbursing agent and shareholder servicing agent to the Fund in accordance with the terms set forth in this Agreement. PNC accepts such appointment and agrees to furnish such services as of the Commencement Date. For clarity, and notwithstanding anything in this Agreement or otherwise to the contrary, the Fund and PNC agree that (i) the appointment of PNC under this Agreement and the terms, conditions, provisions, covenants, representations, warranties, agreements, obligations and acknowledgements set forth in this Agreement shall be deemed effective as of the Commencement Date and (ii) the terms, conditions, provisions, covenants, representations, warranties, agreements, obligations and acknowledgements set forth in this Agreement have governed the parties hereto and it is the intent of the Fund and PNC that the terms, conditions, provisions, covenants, representations, warranties, agreements, obligations and acknowledgements set forth in this Agreement shall be deemed to have governed the parties hereto since the Commencement Date. PNC shall be under no duty to take any action pursuant to this Agreement on behalf of the Fund or any Portfolio except as specifically set forth herein or as may be specifically agreed to by PNC and the Fund in a written amendment hereto. PNC shall not bear, or otherwise be responsible for, any fees, costs or expenses charged by any third party service providers engaged by the Fund or by any other third party service provider to the Fund.

2. Instructions.

(a) Unless the terms of this Agreement or PNC’s standard policies and procedures expressly provide, in the reasonable discretion of PNC, all requisite details and directions for it to take or omit to take a specific action, PNC may, prior to acting or not acting on a particular matter, require the Fund to provide it with Oral Instructions or Written Instructions with respect to the matter. Whether received from the Fund in response to a such request or otherwise, PNC shall be obligated to act on an Instruction with respect to a particular matter only if in PNC’s reasonable judgment it is consistent with the prevailing commercial and industry practice on that matter, is reasonably necessary and appropriate to and consistent with the services contemplated by this Agreement, does not require deviation from PNC’s then-current policies and procedures, is not in conflict or inconsistent with any law, rule, regulation, order or legal process of any nature or any provision of this Agreement, and does not subject PNC to a liability or obligation not contemplated by this Agreement, including without limitation unreimbursed costs and expenses, increases in required resources, regulatory sanction or criticism, or civil or criminal action. PNC may decline to act on Instructions that do not in its reasonable judgment conform to the foregoing. As a condition to acting in accordance with particular Instructions, PNC may require that the Fund or any third parties affected by Instructions, provide indemnification in addition to any that may be provided for in this Agreement and agree to other appropriate terms and conditions.

(b) PNC shall be entitled to rely upon any Oral Instruction or Written Instruction it receives from an Authorized Person, or from a person PNC reasonably believes to be an Authorized Person, pursuant to this Agreement. PNC may assume that any Oral Instruction or Written Instruction received pursuant to this Agreement is not in any way inconsistent with the provisions of organizational documents or this Agreement or of any vote, resolution or proceeding of the Fund’s Board of Directors or of the Fund’s shareholders, unless and until PNC receives Written Instructions to the contrary.

(c) PNC may, in its discretion, decline to accept Oral Instructions as authorization to act or not act with respect to a particular matter and may require Written Instructions before acting or not acting on behalf of the Fund with respect to any matter. In the event PNC accepts Oral Instructions, the Fund agrees as a condition to PNC’s acceptance of the Oral Instructions, to deliver to PNC, for receipt by 5:00 p.m. on the same business day as the day the Oral Instructions were given, Written Instructions which confirm the Oral Instructions. In the event Written Instructions confirming Oral Instructions are received late, are never received, or fail to contain terms which confirm the Oral Instructions in all material respects, the validity, authorization and enforceability of the Oral Instructions, all actions, transactions and nonactions occurring as a result of the Oral Instructions, and PNC’s ability to rely on the Oral Instructions shall not be abridged, abrogated, nullified or adversely impacted in any manner.

3. Right to Receive Advice.

(a) Advice of the Fund. PNC may for purposes of clarification request directions, including Oral Instructions or Written Instructions, from the Fund in connection with any action or non-action provided for in Instructions or this Agreement.

(b) Advice of Counsel. PNC may consult with legal counsel of its own choosing (who may be counsel for the Fund, the Fund’s manager or investment adviser, or PNC, at the option of PNC) on matters arising in connection with its performance of the Agreement. To the extent such matters involve an action or non-action not expressly provided for in this Agreement or in the then-current standard policies and procedures of PNC and the Fund has requested such action or non-action in Instructions or requested that PNC determine its ability or capability to perform such action or non-action, the Fund shall reimburse PNC for reasonable costs incurred in connection with such legal counseling on such matter.

(c) Conflicting Advice. In the event of a conflict between directions or Instructions received from the Fund and advice PNC receives from legal counsel, PNC may rely upon and follow the advice of legal counsel.

(d) No Obligation to Seek Advice. Nothing in this Agreement shall be construed so as to impose an obligation upon PNC (i) to seek any particular directions, Instructions or legal advice, or (ii) to act in accordance with any particular directions, Instructions or legal advice.

4. Records; Visits. The books and records pertaining to the Fund, which are in the possession or under the control of PNC, shall be the property of the Fund. The Fund and Authorized Persons shall have access to such books and records at all times during PNC’s normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by PNC to the Fund or to an Authorized Person, at the Fund’s expense.

5. Confidentiality.

(a) Each party shall keep confidential any information relating to the other party’s business (“Confidential Information”). Confidential Information shall include:

(i) any data or information that is competitively sensitive material, and not generally known to the public, including, but not limited to, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of the Fund or PNC, their respective subsidiaries and affiliated companies and the customers, clients and suppliers of any of them;

(ii) any scientific or technical information, design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords the Fund or PNC a competitive advantage over its competitors;

(iii) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, know-how, and trade secrets, whether or not patentable or copyrightable; and

(iv) anything designated as confidential.

(b) Notwithstanding the foregoing, information shall not be Confidential Information and shall not be subject to such confidentiality obligations if it:

(i) is already known to the receiving party at the time it is obtained;

(ii) is or becomes publicly known or available through no wrongful act of the receiving party;

(iii) is rightfully received from a third party who, to the best of the receiving party’s knowledge, is not under a duty of confidentiality;

(iv) is released by the protected party to a third party without restriction;

(v) is requested or required to be disclosed by the receiving party pursuant to a court order, subpoena, governmental or regulatory agency request or law;

(vi) is relevant to the defense of any claim or cause of action asserted against the receiving party;

(vii) is Fund information provided by PNC in connection with an independent third party compliance or other review;

(viii) is necessary or desirable for PNC to release such information in connection with the provision of services set forth in this Agreement; or

(ix) has been or is independently developed or obtained by the receiving party.

(c) The provisions of this Section 5 shall survive termination of this Agreement for a period of three (3) years after such termination.

6. Cooperation with Accountants. PNC shall cooperate with the Fund’s independent public accountants and shall take all reasonable actions in the performance of its obligations under this Agreement to ensure that the necessary information is made available to such accountants for the expression of their opinion, as required by the Fund.

7. PNC System. PNC shall retain title to and ownership of any and all data bases, computer programs, screen formats, report formats, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, patents, copyrights, trade secrets, and other related legal rights utilized by PNC in connection with the services provided by PNC to the Fund. Notwithstanding the foregoing, the parties acknowledge the Fund shall retain all ownership rights in Fund data which resides on the PNC System.

8. Disaster Recovery. PNC shall enter into and shall maintain in effect with appropriate parties one or more agreements making reasonable provisions for emergency use of electronic data processing equipment to the extent appropriate equipment is available. In the event of equipment failures, PNC shall, at no additional expense to the Fund, take reasonable steps to minimize service interruptions. PNC shall have no liability with respect to the loss of data or service interruptions caused by equipment failure, provided such loss or interruption is not caused by PNC’s own intentional misconduct, bad faith or gross negligence in the performance of its duties set forth in this Agreement.

9. Compensation.

(a) As compensation for services rendered by PNC during the term of this Agreement, the Fund will pay to PNC a fee or fees as may be agreed to from time to time in writing by the Fund and PNC. In addition, the Fund agrees to pay, and will be billed separately in arrears for, reasonable expenses incurred by PNC in connection with providing services with respect to the Fund.

(b) In connection with cash management accounts that PNC may establish in its own name for the benefit of the Fund or a Portfolio at third party institutions, including without limitation institutions that may be an affiliate or client of PNC (a “Third Party Institution”) for the purpose of administering the funds received by PNC in the course of performing its services hereunder (“Service Accounts”), the Fund acknowledges that PNC may receive (i) investment earnings from sweeping certain funds in such Service Accounts into investment accounts at Third Party Institutions; and (ii) balance credits with respect to the funds in the Service Accounts not swept as described in clause (i). On a monthly basis, PNC will offset banking service fees imposed on the Service Accounts by the Third Party Institutions (which are passed to the Fund) with balance credits calculated on average balances held in the Service Accounts without reduction for amounts swept as described in clause (i). PNC may retain for its own account the investment earnings and balance credits received from Third Party Institutions with respect to the Service Accounts. PNC may in its discretion use the services of Third Party Institutions in connection with the issuance of redemption and distribution checks and may retain any benefits resulting from such arrangements, including any commission or return on float paid to it for balances transferred from the Service Accounts to the Third Party Institutions.

(c) The undersigned hereby represents and warrants to PNC that (i) the terms of this Agreement, (ii) the fees and expenses associated with this Agreement, and (iii) any benefits accruing to PNC or to the adviser or sponsor to the Fund in connection with this Agreement, including but not limited to any fee waivers, conversion cost reimbursements, up front payments, signing payments or periodic payments made or to be made by PNC to such adviser or sponsor or any affiliate of the Fund relating to the Agreement have been fully disclosed to the Board of Directors of the Fund and that, if required by applicable law, such Board of Directors has approved or will approve the terms of this Agreement, any such fees and expenses, and any such benefits.

(d) No termination of this Agreement shall cause, and no provision of this Agreement shall be interpreted in any manner that would cause, PNC’s right to receive payment of its fees and charges for services actually performed with respect to the Fund, and the Fund’s obligation to pay such fees and charges, to be barred, limited, abridged, conditioned, reduced, abrogated, or subject to a cap or other limitation or exclusion of any nature.

10. Standard of Care/Limitation of Liability.

(a) Subject to the terms of this Section 10, PNC shall be liable to the Fund (or any person or entity claiming through the Fund) for damages only to the extent caused by PNC’s own intentional misconduct or negligence in the performance of its duties under this Agreement (“Standard of Care”). In the absence of a finding to the contrary, the acceptance, processing and/or negotiation of a fraudulent payment for the purchase of Shares shall be presumed not to have been a failure of PNC to meet its Standard of Care.

(b) PNC’s liability to the Fund and any person or entity claiming through the Fund for any loss, claim, suit, controversy, breach or damage of any nature whatsoever (including but not limited to those arising out of or related to this Agreement) and regardless of the form of action or legal theory (“Loss”) shall not exceed the fees received by PNC for services provided pursuant to this Agreement during the twelve (12) months immediately prior to the date of such Loss; provided that PNC’s cumulative maximum liability for all Losses shall not exceed $250,000.

(c) Neither PNC nor its affiliates shall be liable for damages (including without limitation damages caused by delays, failures, errors, interruptions or loss of data) occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation: acts of God; natural disasters, such as floods, hurricanes, tornados, earthquakes and wildfires; epidemics; action or inaction of civil or military authority; war, terrorism, riots or insurrection; criminal acts; action by organized labor; interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; non-performance by third parties (other than subcontractors of PNC for causes other than those described herein); or functions or malfunctions of the internet, firewalls, encryption systems or security devices caused by any of the foregoing.

(d) PNC shall not be under any duty or obligation to inquire into and shall not be liable for the validity or invalidity, authority or lack thereof, or truthfulness or accuracy or lack thereof, of any instruction, direction, notice, instrument or other information which PNC reasonably believes to be genuine. PNC shall not be liable for any damages that are caused by actions or omissions taken by PNC in accordance with Oral or Written Instructions or advice of counsel. PNC shall not be liable for any damages arising out of any action or omission to act by any prior service provider of the Fund or for any failure to discover any such error or omission.

(e) Neither PNC nor its affiliates shall be liable for any consequential, incidental, exemplary, punitive, special or indirect damages, whether or not the likelihood of such damages was known by PNC or its affiliates.

(f) No party may assert a cause of action against PNC or any of its affiliates that allegedly occurred more than 12 months immediately prior to the filing of the suit (or, if applicable, commencement of arbitration proceedings) alleging such cause of action.

(g) Each party shall have a duty to mitigate damages for which the other party may become responsible.

(h) This Section 10 shall survive termination of this Agreement.

11. Indemnification. Absent PNC’s failure to meet its Standard of Care (defined in Section 10 above), the Fund agrees to indemnify, defend and hold harmless PNC and its affiliates and their respective directors, trustees, officers, agents and employees from all claims, suits, actions, damages, losses, liabilities, obligations, costs and reasonable expenses (including attorneys’ fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) arising directly or indirectly from: (a) an act or omission of the Fund, a Fund contractor or subcontractor in connection with providing services to the Fund or a predecessor service provider; (b) any action taken or omitted to be taken by PNC in connection with the provision of services to the Fund; and (c) any action taken or omitted to be taken in connection with an Oral Instruction or Written Instruction. This Section 11 shall survive termination of this Agreement.

12. Description of Services.

(a) Services Provided on an Ongoing Basis, If Applicable.

(i) Calculate 12b-1 payments;

(ii) Maintain shareholder registrations;

(iii) Review new applications and correspond with shareholders to complete or correct information;

(iv) Direct payment processing of checks or wires;

(v) Prepare and certify shareholder lists in conjunction with proxy solicitations;

(vi) Countersign share certificates;

(vii) Prepare and mail to shareholders confirmation of activity;

(viii) Provide toll-free lines for direct shareholder use, plus customer liaison staff for on-line inquiry response;

(ix) Mail duplicate confirmations to broker-dealers of their clients’ activity, whether executed through the broker-dealer or directly with PNC;

(x) Provide periodic shareholder lists and statistics to the Fund;

(xi) Provide detailed data for underwriter/broker confirmations;

(xii) Prepare periodic mailing of year-end tax and statement information;

(xiii) Notify on a timely basis the investment adviser, accounting agent, and custodian of Share activity;

(xiv) Perform other participating broker-dealer shareholder services as may be agreed upon from time to time;

(xv) Accept and post daily Share purchases and redemptions;

(xvi) Accept, post and perform shareholder transfers and exchanges;

(xvii) Issue and cancel certificates (when requested in writing by the shareholder); and

(xviii) Perform certain administrative and ministerial duties relating to opening, maintaining and processing transactions for shareholders or financial intermediaries that trade shares through the NSCC.

(b) Purchase of Shares. PNC shall issue and credit an account of an investor, in the manner described in the Fund’s prospectus, once it receives:

(i) A purchase order in completed proper form;

(ii) Proper information to establish a shareholder account; and

(iii) Confirmation of receipt or crediting of funds for such order to the Fund’s custodian.

(c) Redemption of Shares. PNC shall process requests to redeem Shares as follows:

(i) All requests to transfer or redeem Shares and payment therefor shall be made in accordance with the Fund’s prospectus, when the shareholder tenders Shares in proper form, accompanied by such documents as PNC reasonably may deem necessary.

(ii) PNC reserves the right to refuse to transfer or redeem Shares until it is satisfied that the endorsement on the instructions is valid and genuine and that the requested transfer or redemption is legally authorized, and it shall incur no liability for the refusal, in good faith, to process transfers or redemptions which PNC, in its good judgment, deems improper or unauthorized, or until it is reasonably satisfied that there is no basis to any claims adverse to such transfer or redemption.

(iii) When Shares are redeemed, PNC shall deliver to the Fund’s custodian (the “Custodian”) and the Fund or its designee a notification setting forth the number of Shares redeemed. Such redeemed Shares shall be reflected on appropriate accounts maintained by PNC reflecting outstanding Shares of the Fund and Shares attributed to individual accounts.

(iv) PNC shall, upon receipt of the monies provided to it by the Custodian for the redemption of Shares, pay such monies as are received from the Custodian, all in accordance with the procedures established from time to time between PNC and the Fund.

(v) When a broker-dealer notifies PNC of a redemption desired by a customer, and the Custodian provides PNC with funds, PNC shall prepare and send the redemption check to the broker-dealer and made payable to the broker-dealer on behalf of its customer, unless otherwise instructed in writing by the broker-dealer.

(vi) PNC shall not process or effect any redemption requests with respect to Shares of the Fund after receipt by PNC or its agent of notification of the suspension of the determination of the net asset value of the Fund.

(d) Dividends and Distributions. Upon resolution of the Fund’s Board of Directors declaring and authorizing the payment of a dividend or other distribution and receipt by PNC of Written Instructions, PNC shall issue Shares in payment of the dividend or distribution, or, upon shareholder election, pay such dividend or distribution in cash, if provided for in the Fund’s prospectus. Such issuance or payment, as well as payments upon redemption as described in sub-section (c) above, shall be made after deduction and payment of any and all amounts required to be withheld in accordance with any applicable tax laws or other laws, rules or regulations. PNC shall (i) mail to the Fund’s shareholders such tax forms and other information, or permissible substitute notice, relating to dividends and distributions paid by the Fund as are required to be filed and mailed by applicable law, rule or regulation; and (ii) prepare, maintain and file with the IRS and other appropriate taxing authorities reports relating to all dividends by the Fund paid to its shareholders (above threshold amounts stipulated by applicable law) as required by tax or other laws, rules or regulations; provided, however, notwithstanding the foregoing and notwithstanding any other provision of this Section 12(d) or this Agreement: (A) PNC’s exclusive obligations with respect to any written statement that Section 19(a) of the 1940 Act may require to be issued with respect to the Fund shall be, upon receipt of specific Written Instructions to such effect, to receive from the Fund the information which is to be printed on the statement, to print such information on appropriate paper stock and to mail such statement to shareholders, and (B) PNC’s sole obligation with respect to any dividend or distribution that Section 19(a) of the 1940 Act may require be accompanied by such a written statement shall be to act strictly in accordance with the first two sentences of this Section 12(d).

(e) Shareholder Account Services. PNC may arrange, in accordance with the prospectus:

(i) for issuance of Shares obtained through:

(A) Any pre-authorized check plan; and

(B) Direct purchases through broker wire orders, checks and applications.

(ii) for a shareholder’s:

(A) Exchange of Shares for shares of another fund with which the Fund has exchange privileges;

(B) Automatic redemption from an account where that shareholder participates in an automatic redemption plan; and/or

(C) Redemption of Shares from an account with a checkwriting privilege.

(f) Communications to Shareholders. Upon timely Written Instructions, PNC shall mail all communications by the Fund to its shareholders, including:

(i) Reports to shareholders;

(ii) Confirmations of purchases and sales of Fund shares;

(iii) Monthly or quarterly statements;

(iv) Dividend and distribution notices; and

(v) Tax form information.

(g) Records. PNC shall maintain records of the accounts for each shareholder showing the following information:

(i) Name, address and United States Tax Identification or Social Security number;

(ii) Number and class of Shares held and number and class of Shares for which certificates, if any, have been issued, including certificate numbers and denominations;

(iii) Historical information regarding the account of each shareholder, including dividends and distributions paid and the date and price for all transactions on a shareholder’s account;

(iv) Any stop or restraining order placed against a shareholder’s account;

(v) Any correspondence relating to the current maintenance of a shareholder’s account;

(vi) Information with respect to withholdings; and

(vii) Any information required in order for PNC to perform any calculations required by this Agreement.

(h) Lost or Stolen Certificates. PNC shall place a stop notice against any certificate reported to be lost or stolen and comply with all applicable federal regulatory requirements for reporting such loss or alleged misappropriation. A new certificate shall be registered and issued only upon:

(i) The shareholder’s pledge of a lost instrument bond or such other appropriate indemnity bond issued by a surety company approved by PNC; and

(ii) Completion of a release and indemnification agreement signed by the shareholder to protect PNC and its affiliates.

(i) Shareholder Inspection of Stock Records. Upon a request from any Fund shareholder to inspect stock records, PNC will notify the Fund and the Fund will issue instructions granting or denying each such request. Unless PNC has acted contrary to the Fund’s instructions, the Fund agrees to and does hereby release PNC from any liability for refusal of permission for a particular shareholder to inspect the Fund’s stock records.

(j) Withdrawal of Shares and Cancellation of Certificates. Upon receipt of Written Instructions, PNC shall cancel outstanding certificates surrendered by the Fund to reduce the total amount of outstanding shares by the number of shares surrendered by the Fund.

(k) Lost Shareholders. PNC shall perform such services as are required in order to comply with Rule 17Ad-17 of the 1934 Act (the “Lost Shareholder Rule”), including, but not limited to, those set forth below. PNC may, in its sole discretion, use the services of a third party to perform some of or all such services.

(i) documentation of search policies and procedures;

(ii) execution of required searches;

(iii) tracking results and maintaining data sufficient to comply with the Lost Shareholder Rule; and

(iv) preparation and submission of data required under the Lost Shareholder Rule.

Notwithstanding the foregoing, PNC shall have no duty or obligation under this Section 12(k) to perform any services described in this Section 12(k) on any shareholder accounts which are broker-controlled accounts or omnibus accounts or are accounts which otherwise contain insufficient information to permit PNC to identify and depict “RPO” status or otherwise perform the described services for persons holding through such accounts. Except as set forth above, PNC shall have no responsibility for any escheatment services.

(l) Retirement Plans and Educational Savings Accounts.

(i) In connection with Traditional, SEP, Roth, and SIMPLE individual retirement accounts (“IRA accounts”), money purchase and profit sharing plans and Single Participant “k” plan accounts (“Qualified Plans”) (collectively, the “Retirement Plans”) and Coverdell educational savings accounts (“ESA Accounts”) all within the meaning of Section 408, 401, and 530 of the Internal Revenue Code of 1986, as amended (the “Code”) sponsored by the Fund for which contributions of the Fund’s shareholders (the “Participants”) are invested solely in Shares of the Fund, PNC shall provide the following administrative services:

(A) Establish a record of types and reasons for distributions (i.e., attainment of age 59-1/2, disability, death, return of excess contributions, etc.);

(B) Record method of distribution requested and/or made;

(C) Receive and process designation of beneficiary forms requests;

(D) Examine and process requests for direct transfers between custodians/trustees; transfer and pay over to the successor assets in the account and records pertaining thereto as requested;

(E) Prepare any annual reports or returns required to be prepared and/or filed by a custodian of a Retirement Plan and ESA Accounts, including, but not limited to, an annual fair market value report, Forms 1099R and 5498; and file same with the Internal Revenue Service and provide same to Participant/Beneficiary, as applicable; and

(F) Perform applicable federal withholding and send Participants/Beneficiaries an annual TEFRA notice regarding required federal tax withholding.

(ii) PNC shall arrange for PFPC Trust Company to serve as custodian for the Retirement Plans sponsored by the Fund.

(iii) With respect to the Retirement Plans, PNC shall provide the Fund with the associated Retirement Plan documents for use by the Fund and PNC shall be responsible for the maintenance of such documents in compliance with all applicable provisions of the Code and the regulations promulgated thereunder.

(m) Print Mail. The Fund hereby engages PNC as its exclusive print/mail service provider with respect to those items and for such fees as may be agreed to from time to time in writing by the Fund and PNC.

(n) Proxy Advantage. The Fund hereby engages PNC as its exclusive proxy solicitation service provider with respect to those items and for such fees as may be agreed to from time to time in writing by the Fund and PNC.

13. Privacy. Each party hereto acknowledges and agrees that, subject to the reuse and re-disclosure provisions of Regulation S-P, 17 CFR Part 248.11, it shall not disclose the non-public personal information of investors in the Fund obtained pursuant to this Agreement, except as necessary to carry out the services set forth in this Agreement or as otherwise permitted by law or regulation.

14. Anti-Money Laundering.

(a) To the extent the other provisions of this Agreement require PNC to establish, maintain and monitor accounts of investors in the Fund consistent with securities laws, PNC shall perform reasonable actions necessary to help the Fund be in compliance with Section 352 of the USA PATRIOT Act, as follows: PNC shall: (a) establish and implement written internal policies, procedures and controls reasonably designed to help prevent the Fund from being used to launder money or finance terrorist activities; (b) provide for independent testing, by an employee who is not responsible for the operation of PNC’s anti-money laundering (“AML”) program or by an outside party, for compliance with PNC’s established AML policies and procedures; (c) designate a person or persons responsible for implementing and monitoring the operation and internal controls of PNC’s AML program; and (d) provide ongoing training of PNC personnel relating to the prevention of money-laundering activities.

(b) Upon the reasonable request of the Fund, PNC shall provide to the Fund: (x) a copy of PNC’s written AML policies and procedures (it being understood such information is to be considered confidential and treated as such and afforded all protections provided to confidential information under this Agreement); (y) at the option of PNC, a copy of a written assessment or report prepared by the party performing the independent testing for compliance, or a summary thereof, or a certification that the findings of the independent party are satisfactory; and (z) a summary of the AML training provided for appropriate PNC personnel. PNC agrees to permit inspections relating to its AML program by U.S. Federal departments or regulatory agencies with appropriate jurisdiction and to make available to examiners from such departments or regulatory agencies such information and records relating to its AML program as such examiners shall reasonably request.

(c) Without limiting or expanding the foregoing, the parties agree the provisions in this Section 14 relate only to Section 352 of the USA PATRIOT Act and do not apply other sections, including Section 326, of the USA PATRIOT Act or regulations promulgated thereunder.

15. Foreign Account Due Diligence.

(a) To help the Fund comply with its requirements to establish and implement a due diligence program for “foreign financial institution” accounts (which the Fund is required to have under regulations issued under Section 312 of the USA PATRIOT Act), PNC will do the following:

(i) Implement and operate a due diligence program that includes appropriate, specific, risk-based policies, procedures and controls that are reasonably designed to enable the Fund to detect and report, on an ongoing basis, any known or suspected money laundering activity conducted through or involving any correspondent account established, maintained, administered or managed by the Fund for a “foreign financial institution” (as defined in 31 CFR 103.175(h))(“Foreign Financial Institution”);

(ii) Conduct due diligence to identify and detect any Foreign Financial Institution accounts in connection with new accounts and account maintenance;

(iii) Assess the money laundering risk presented by each such Foreign Financial Institution account, based on a consideration of all appropriate relevant factors (as generally outlined in 31 CFR 103.176), and assign a risk category to each such Foreign Financial Institution account;

(iv) Apply risk-based procedures and controls to each such Foreign Financial Institution account reasonably designed to detect and report known or suspected money laundering activity, including a periodic review of the Foreign Financial Institution account activity sufficient to determine consistency with information obtained about the type, purpose and anticipated activity of the account;

(v) Include procedures to be followed in circumstances in which the appropriate due diligence cannot be performed with respect to a Foreign Financial Institution account;

(vi) Adopt and operate enhanced due diligence policies for certain Foreign Financial Institution accounts in compliance with 31 CFR 103.176(b);

(vii) Record due diligence program and maintain due diligence records relating to Foreign Financial Institution accounts; and

(viii) Report to the Fund about measures taken under (i)-(vii) above.

(b) Notwithstanding anything to the contrary, and without expanding the scope of the express language in this Section 15, PNC need not complete any due diligence beyond the requirements of the relevant Foreign Financial Institution due diligence program regulations and PNC need not perform any task that need not be performed for the Fund to be in compliance with relevant Foreign Financial Institution due diligence program regulations.

(c) Without limiting or expanding the foregoing, the parties agree the provisions in this Section 15 relate only to Section 312 of the USA PATRIOT Act and do not apply to other sections, including Section 326, of the USA PATRIOT Act or regulations promulgated thereunder.

16. Customer Identification Program (“CIP”) Services.

(a) To help the Fund comply with its Customer Identification Program (which the Fund is required to have under regulations issued under Section 326 of the USA PATRIOT Act) PNC will do the following:

(i) Implement procedures under which new accounts in the Fund are not established unless PNC has obtained the name, date of birth (for natural persons only), address and government-issued identification number (collectively, the “Data Elements”) for each corresponding “Customer” (as defined in 31 CFR 103.131).

(ii) Use collected Data Elements to attempt to reasonably verify the identity of each new Customer promptly before or after each corresponding new account is opened. Methods of verification may consist of non-documentary methods (for which PNC may use unaffiliated information vendors to assist with such verifications) and documentary methods (as permitted by 31 CFR 103.131), and may include procedures under which PNC personnel perform enhanced due diligence to verify the identities of Customers the identities of whom were not successfully verified through the first-level (which will typically be reliance on results obtained from an information vendor) verification process(es).

(iii) Record the Data Elements and maintain records relating to verification of new Customers consistent with 31 CFR 103.131(b)(3).

(iv) Regularly report to the Fund about measures taken under (i)-(ii) above.

(v) If PNC provides services by which prospective Customers may subscribe for shares in the Fund via the Internet or telephone, work with the Fund to notify prospective Customers, consistent with 31 CFR 103.131(b)(5), about the Fund’s CIP.

(vi) Set forth on a separate fee schedule compensation amounts due for these CIP Services.

(b) Notwithstanding anything to the contrary, and without expanding the scope of the express language in this Section 16, PNC need not collect the Data Elements for (or verify) prospective customers (or accounts) beyond the requirements of relevant customer identification program regulations (for example, PNC will not verify customers opening accounts through NSCC) and PNC need not perform any task that need not be performed for the Fund to be in compliance with relevant customer identification program regulations.

(c) PNC agrees to permit inspections relating to the CIP Services provided hereunder by U.S. Federal departments or regulatory agencies with appropriate jurisdiction and to make available to examiners from such departments or regulatory agencies such information and records relating to the CIP Services provided pursuant to this Agreement as such examiners shall reasonably request.

(d) Notwithstanding anything to the contrary, PNC need not perform any of the steps described in this Section 16 with respect to persons purchasing Shares via exchange privileges.

17. Duration and Termination.

(a) This Agreement shall be effective as of the Commencement Date and unless terminated pursuant to its terms shall continue for a period of five (5) years after the Commencement Date (the “Initial Term”).

(b) Upon the expiration of the Initial Term, this Agreement shall automatically renew for successive terms of three (3) years (“Renewal Terms”) each, unless the Fund or PNC provides written notice to the other of its intent not to renew. Such notice must be received not less than ninety (90) days prior to the expiration of the Initial Term or the then current Renewal Term.

(c) In the event of termination, all expenses associated with movement of records and materials and conversion thereof to a successor transfer agent will be borne by the Fund and paid to PNC prior to any such termination.

(d) If a party hereto is guilty of a material failure to perform its duties and obligations hereunder (a “Defaulting Party”) the other party (the “Non-Defaulting Party”) may give written notice thereof to the Defaulting Party, and if such material failure shall not have been remedied within thirty (30) days after such written notice is given of such material failure, then the Non-Defaulting Party may terminate this Agreement by giving thirty (30) days written notice of such termination to the Defaulting Party. In all cases, termination by the Non-Defaulting Party shall not constitute a waiver by the Non-Defaulting Party of any other rights it might have under this Agreement or otherwise against the Defaulting Party.

(e) Notwithstanding anything contained in this Agreement to the contrary, if in connection with a Change in Control the Fund gives notice to PNC terminating it as the provider of any of the services hereunder or if the Fund otherwise terminates this Agreement before the expiration of the then-current Initial or Renewal Term (“Early Termination”):

(i) PNC shall, if requested by the Fund, make a good faith effort to facilitate a conversion to the Fund’s successor service provider; provided that PNC does not guarantee that it will be able to effect a conversion on the date(s) requested by the Fund.

(ii) Before the effective date of the Early Termination, the Fund shall pay to PNC an amount equal to all fees and other amounts (“Early Termination Fee”) calculated as if PNC were to provide all services hereunder until the expiration of the then-current Initial or Renewal Term (provided that if the effective date of an Early Termination occurs within one (1) year prior to the expiration of the then-current Initial or Renewal Term, rather than the Early Termination Fee being calculated based on the entire time period to the expiration of the then-current Initial or Renewal Term, the Early Termination Fee will be calculated based on a six (6) month time period (or, if the time period from the effective date of the Early Termination to the expiration of the then-current Initial or Renewal Term is shorter than six (6) months, then calculated based on such shorter time period)). The Early Termination Fee shall be calculated using the average of the monthly fees and other amounts due to PNC pursuant to this Agreement during the last three calendar months before the date of the notice of Early Termination (or if not given the date it should have been given).

(iii) The Fund expressly acknowledges and agrees that the Early Termination Fee is not a penalty but reasonable compensation to PNC for the termination of services before the expiration of the then-current Initial or Renewal Term.

(iv) For purposes of Section 17(e), “Change in Control” means a merger, consolidation, adoption, acquisition, change in control, re-structuring, or re-organization of or any other similar occurrence involving the Fund or any affiliate of the Fund.

(v) If the Fund gives notice of Early Termination after expiration of the specified notice period to terminate this Agreement in the ordinary course at the end of the then-current Initial or Renewal Term, the references above to “expiration of the then-current Initial or Renewal Term” shall be deemed to mean “expiration of the Renewal Term immediately following the then-current Initial or Renewal Term.”

(vi) If any of the Fund’s assets serviced by PNC under this Agreement are removed from the coverage of this Agreement (“Removed Assets”) and are subsequently serviced by another service provider (including the Fund or an affiliate of the Fund): (i) the Fund will be deemed to have caused an Early Termination with respect to such Removed Assets as of the day immediately preceding the first such removal of assets; and, (ii) at PNC’s option, either (a) the Fund will also be deemed to have caused an Early Termination with respect to all non-Removed Assets as of a date selected by PNC, or (b) this Agreement will remain in full force and effect with respect to all non-Removed Assets.

(f) Notwithstanding anything contained in this Agreement to the contrary, PNC shall be entitled (at its sole discretion) to terminate this Agreement at any time following (1) the Fund commencing as debtor any case or proceeding under any bankruptcy, insolvency or similar law, or the Fund seeking the appointment of a receiver, conservator, trustee, custodian or similar official for the Fund or any substantial part of its property, (2) commencement of any such case or proceeding against the fund, or another entity seeking any such appointment, (3) the Fund making a general assignment for the benefit of creditors or (4) the Fund admitting in writing its inability to pay its debts as they become due; any such termination of this Agreement by PNC shall be without any prejudice to, and without the payment of any penalty or other amount by, PNC.

18. Policies and Procedures. The parties acknowledge that the services described in and to be provided pursuant to this Agreement involve processes, actions, functions, instructions, consents, choices, the exercise of rights or performance of obligations, communications and other components, both internal to PNC and interactive between the parties, necessitated or made appropriate by business or by legal or regulatory considerations, or both, that in most cases are far too numerous and minutely detailed to expressly include in this Agreement and that, accordingly, the parties agree that PNC shall perform the services provided for in this Agreement in accordance with the written policies, procedures, manuals, documentation and other operational guidelines of PNC governing the services in effect at the time the services were performed (“written procedures” for purposes of this Section 18) and that such written procedures are expressly intended to supplement the description of services provided for herein, but that the express terms of this Agreement will always prevail in any conflict with PNC’s written procedures.

19. Notices.

(a) Notices shall be addressed (a) if to PNC, as follows: PNC Global Investment Servicing (U.S.) Inc., 301 Bellevue Parkway, Wilmington, Delaware 19809, Attention: President, with a copy to PNC Global Investment Servicing (U.S.) Inc., 301 Bellevue Parkway, Wilmington, Delaware 19809, Attention: Senior Counsel – TA & SubAccounting (or such other address or addressee as PNC may inform the Fund in writing); (b) if to the Fund, at Spirit of America Management Inc., 477 Jericho Turnpike, P.O. Box 9006, Syosset, New York 11791-9006, Attention: Alan Chodosh, Chief Financial Officer (or such other address as the Fund may inform PNC in writing); or (c) if to neither of the foregoing, at such other address as shall have been given by like notice to the sender of any such notice or other communication by the receiving party.

(b) Notices shall be delivered: by hand (personal delivery by the Authorized Person to addressee); private messenger, with signature of recipient; U.S. Postal Service (with return receipt or other delivery verification provided); overnight national courier service, with signature of recipient, tested telegram, cable, telex or facsimile sending device providing for automatic confirmation of receipt. If notice is sent by confirming telegram, cable, telex or facsimile sending device, it shall be deemed to have been given immediately upon receipt. If notice is sent by any other permitted means, it shall be deemed to have been given on the day it is received by the receiving party.

20. Amendments. This Agreement, or any term thereof, may be changed or waived only by a written amendment, signed by the party against whom enforcement of such change or waiver is sought; provided, however, Exhibit A attached hereto may be amended only by a writing signed by both parties hereto, PNC shall have no duties, responsibilities or liabilities with respect to an investment portfolio of the Fund not listed on the Exhibit A attached hereto unless and until PNC shall enter into an amendment to such Exhibit A containing such portfolio, and PNC may for valid business reasons decline to accept some or all of the duties, responsibilities and liabilities hereunder with respect to additional portfolios.

21. Delegation; Assignment. PNC may assign its rights and delegate its duties hereunder to any majority-owned direct or indirect subsidiary of PNC or of The PNC Financial Services Group, Inc., provided that PNC gives the Fund thirty (30) days’ prior written notice of such assignment or delegation. To the extent required by the rules and regulations of the NSCC and in order for PNC to perform the NSCC-related services, the Fund agrees that PNC may delegate its duties to any affiliate of PNC that is a member of the NSCC.

22. Facsimile Signatures; Counterparts. This Agreement may be executed in two or more counterparts; such execution of counterparts may occur by manual signature, facsimile signature, manual signature transmitted by means of facsimile transmission or manual signature contained in an imaged document attached to an email transmission; and each such counterpart executed in accordance with the foregoing shall be deemed an original, with all such counterparts together constituting one and the same instrument. The exchange of executed copies of this Agreement or of executed signature pages to this Agreement by facsimile transmission or as an imaged document attached to an email transmission shall constitute effective execution and delivery hereof and may be used for all purposes in lieu of a manually executed copy of this Agreement.

23. Further Actions. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

24. Miscellaneous.

(a) Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof, provided that the parties may embody in one or more separate documents their agreement, if any, with respect to delegated duties.

(b) Non-Solicitation. During the term of this Agreement and for one year thereafter, the Fund shall not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of PNC’s employees, and the Fund shall cause the Fund’s sponsor and the Fund’s affiliates to not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of PNC’s employees. To “knowingly” solicit, recruit or hire within the meaning of this provision does not include, and therefore does not prohibit, solicitation, recruitment or hiring of a PNC employee by the Fund, the Fund’s sponsor or an affiliate of the Fund if the PNC employee was identified by such entity solely as a result of the PNC employee’s response to a general advertisement by such entity in a publication of trade or industry interest or other similar general solicitation by such entity.

(c) No Changes that Materially Affect Obligations. Notwithstanding anything in this Agreement to the contrary, the Fund agrees not to make any modifications to its registration statement or adopt any policies which would affect materially the obligations or responsibilities of PNC to the Fund without the prior written approval of PNC, which approval shall not be unreasonably withheld or delayed. The scope of services to be provided by PNC under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to the Fund, unless the parties hereto expressly agree in writing to any such increase.

(d) Captions. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

(e) Information. The Fund will provide such information and documentation as PNC may reasonably request in connection with services provided by PNC to the Fund.

(f) Governing Law. This Agreement shall be deemed to be a contract made in Delaware and governed by Delaware law, without regard to principles of conflicts of law.

(g) Partial Invalidity. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

(h) Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as may be explicitly stated in this Agreement, (i) this Agreement is not for the benefit of any other person or entity and (ii) there shall be no third party beneficiaries hereof.

(i) No Representations or Warranties. Except as expressly provided in this Agreement, PNC hereby disclaims all representations and warranties, express or implied, made to the Fund or any other person, including, without limitation, any warranties regarding quality, suitability, merchantability, fitness for a particular purpose or otherwise (irrespective of any course of dealing, custom or usage of trade), of any services or any goods provided incidental to services provided to the Fund. PNC disclaims any warranty of title or non-infringement except as otherwise set forth in this Agreement.

(j) Customer Identification Program Notice. To help the U.S. government fight the funding of terrorism and money laundering activities, U.S. Federal law requires each financial institution to obtain, verify, and record certain information that identifies each person who initially opens an account with that financial institution on or after October 1, 2003. Certain of PNC’s affiliates are financial institutions, and PNC may, as a matter of policy, request (or may have already requested) the Fund’s name, address and taxpayer identification number or other government-issued identification number, and, if such party is a natural person, that party’s date of birth. PNC may also ask (and may have already asked) for additional identifying information, and PNC may take steps (and may have already taken steps) to verify the authenticity and accuracy of these data elements.

[Signatures Appear on Next Page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be approved and ratified on the day and year first above written.

PNC GLOBAL INVESTMENT SERVICING (U.S.) INC.		SPIRIT OF AMERICA INVESTMENT FUND, INC.

By:	/s/ Michael DeNofrio	By:	/s/ Alan P. Chodosh

Name:	Michael DeNofrio	Name:	Alan P. Chodosh

Title:	Executive Vice President, Senior Managing Director	Title:	Vice President

EXHIBIT A

THIS EXHIBIT A approved and ratified on January 27, 2009 is Exhibit A to that certain Transfer Agency Services Agreement approved and ratified on January 27, 2009 between PNC Global Investment Servicing (U.S.) Inc. and Spirit of America Investment Fund, Inc.

Portfolios

SPIRIT OF AMERICA REAL ESTATE INCOME AND GROWTH FUND

SPIRIT OF AMERICA LARGE CAP VALUE FUND

SPIRIT OF AMERICA HIGH YIELD TAX FREE BOND FUND

SPIRIT OF AMERICA INCOME FUND

APPENDIX A

Definitions

As used in this Agreement:

(a)	“1933 Act” means the Securities Act of 1933, as amended.

(b)	“1934 Act” means the Securities Exchange Act of 1934, as amended.

(c)	“Authorized Person” means any officer of the Fund and any other person duly authorized by the Fund in a manner reasonably satisfactory to PNC to give Oral Instructions or Written Instructions on behalf of the Fund. An Authorized Person’s scope of authority may be limited by setting forth such limitation in a written document signed by both parties hereto.

(d)	“Commencement Date” means June 1, 2008.

(e)	“Instructions” means Oral Instructions and Written Instructions considered collectively.

(f)	“Oral Instructions” means oral instructions received by PNC from an Authorized Person or from a person reasonably believed by PNC to be an Authorized Person. PNC may, in its sole discretion in each separate instance, consider and rely upon instructions it receives from an Authorized Person via electronic mail as Oral Instructions.

(g)	“SEC” means the Securities and Exchange Commission.

(h)	“Securities Laws” means the 1933 Act, the 1934 Act and the 1940 Act.

(i)	“Shares” means the shares of beneficial interest of any portfolio of the Fund or any tier, series or class of the Fund or any portfolio of the Fund.

(j)	“Written Instructions” means (i) written instructions signed by an Authorized Person (or a person reasonably believed by PNC to be an Authorized Person), addressed to and received by PNC, and delivered by hand (personally delivery by the Authorized Person), private messenger, U.S. Postal Service, overnight national courier service, tested telegram, cable, telex or facsimile sending device providing for automatic confirmation of receipt, or (ii) trade instructions transmitted to and received by PNC by means of an electronic transaction reporting system which requires use of a password or other authorized identifier in order to gain access.